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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

SPECIALTY LABORATORIES, INC.
(Name of the Issuer)

Specialty Laboratories, Inc.
AmeriPath Group Holdings, Inc.
AmeriPath Holdings, Inc.
AmeriPath, Inc.
Welsh, Carson, Anderson & Stowe IX, L.P.
WCAS IX Associates LLC
Specialty Family Limited Partnership
James B. Peter
Deborah A. Estes
(Names of Persons Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

84749R100
(CUSIP Number of Class of Securities)

Specialty Laboratories, Inc. 27027 Tourney Road Valencia, California 91355 Attention: Nicholas R. Simmons, Esq. Tel: (661) 799-6543	Welsh, Carson, Anderson & Stowe IX, L.P. 320 Park Avenue, Suite 2500 New York, New York 10022 Attention: D. Scott Mackesy Tel: (212) 893-9500	Specialty Family Limited Partnership c/o Specialty Laboratories, Inc. 27027 Tourney Road Valencia, California 91355 Attention: James B. Peter (800) 421-7110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

Copies to:

Spencer D. Klein, Esq. Gregory D. Puff, Esq. O'Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 Tel: (212) 326-2000	Othon A. Prounis, Esq. Ropes & Gray LLP 45 Rockefeller Plaza New York, New York 10111 Tel: (212) 841-5700	Theodore E. Guth, Esq. Guth Christopher LLP 10866 Wilshire Blvd., Ste. 1250 Los Angeles, California, 90024 Tel: (310) 234-6939

        This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee**

$207,136,462.00	$24,379.96

*
Calculated solely for purposes of determining the filing fee. The transaction value was determined based on the sum of (a) an aggregate cash payment of $197,601,437.00 for the proposed per share cash payment of $13.25 for 14,913,316 outstanding shares of common stock and (b) an aggregate cash payment of $9,535,025.00 to holders of unvested shares of common stock and outstanding options to purchase common stock with an exercise price less than $13.25 per share.

**
The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0001177.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,379.96

Form or Registration No.: Preliminary Proxy Statement

Filing Party: Specialty Laboratories, Inc.

Date Filed: November 4, 2005

Introduction

        This Amendment No. 1 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (this "Statement" or this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") by the following persons: (a) Specialty Laboratories, Inc., a California corporation (the "Issuer"); (b)(i) AmeriPath Group Holdings, Inc., a Delaware corporation ("Group Holdings"), (ii) AmeriPath Holdings, Inc., a Delaware corporation ("Holdings"), (iii) AmeriPath, Inc., a Delaware corporation ("AmeriPath"), (iv) Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("Welsh Carson"), and (v) WCAS IX Associates LLC, a Delaware limited liability company ("WCAS IX Associates" and, together with Group Holdings, Holdings, AmeriPath and Welsh Carson, the "AmeriPath group"); and (c) James B. Peter (a member of the Issuer's board of directors), Deborah A. Estes (a member of the Issuer's board of directors) and the Specialty Family Limited Partnership (collectively, the "SFLP group").

        This Schedule 13E-3 relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 29, 2005, among Holdings, AmeriPath, Silver Acquisition Corp., a California corporation and a wholly owned subsidiary of AmeriPath ("Acquisition Corp."), and the Issuer, pursuant to which Acquisition Corp. will merge with and into the Issuer, and the Issuer will continue as the surviving corporation (the "Merger"). Simultaneously with the execution of the Merger Agreement, Holdings, Group Holdings, Aqua Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Group Holdings, certain stockholders of Holdings and certain stockholders of the Issuer entered into a subscription, merger and exchange agreement (the "SME Agreement"). The Specialty Family Limited Partnership and certain other affiliates of James B. Peter and members of the Peter family are the stockholders of the Issuer that are parties to the SME Agreement (collectively, the "continuing investors"). Pursuant to the SME Agreement, among other things, (a) Group Holdings will issue equity securities to certain of the stockholders of Holdings in exchange for cash and shares of Holdings, (b) Group Holdings will issue equity securities to the continuing investors in exchange for a portion of the shares of the Issuer's common stock held by the continuing investors, and (c) Aqua Acquisition Corp. will be merged with and into Holdings, with Holdings being the surviving corporation. Simultaneously with the execution of the Merger Agreement, Holdings, the continuing investors and certain affiliates of the continuing investors entered into a voting agreement (the "Voting Agreement") pursuant to which, among other things, the continuing investors and such affiliates agreed to vote in favor of the Merger and to vote against competing transactions unless the Merger Agreement is terminated.

        Upon completion of the Merger, each share of the Issuer's common stock that is outstanding (other than shares held in the treasury of the Issuer, shares held by Holdings or any direct or indirect wholly owned subsidiary of Holdings or the Issuer or shares held by stockholders who are entitled to and who properly exercise dissenters' rights under California law) will be converted into the right to receive $13.25 in cash. In addition, each option under the Issuer's stock option plans, except as provided in an applicable agreement with the optionee, will be canceled in exchange for an amount in cash determined by multiplying (i) the excess of $13.25 over the per share exercise price of the option by (ii) the number of shares of the Issuer's common stock subject to the option, less applicable withholding taxes. All unvested shares of the Issuer's common stock issued and outstanding immediately prior to the effective time of the Merger shall become fully vested as of the effective time of the Merger. Upon completion of the Merger, current stockholders of the Issuer, other than the continuing investors, will cease to have ownership interests in the Issuer or rights as stockholders. After consummation of the transactions contemplated by the SME Agreement and the Merger Agreement, the surviving corporation will be owned by AmeriPath; AmeriPath will be owned by Holdings; Holdings will be owned by Group Holdings; and Group Holdings will be owned by Welsh Carson, its co-investors, the continuing investors and certain other current stockholders of Holdings.

        Concurrently with the filing of this Statement, the Issuer is filing with the SEC an Amendment No. 1 to its preliminary Proxy Statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to a special meeting of the stockholders of the Issuer at which the stockholders of the Issuer will consider and vote upon, among other things, a proposal to approve the Merger Agreement and the transactions contemplated thereby. At the special meeting, the approval of the Merger Agreement requires the affirmative vote of (i) the holders of a majority of the outstanding shares of common stock of the Issuer entitled to vote and (ii) the holders of a majority of the outstanding shares of common stock of the Issuer not held by the continuing investors or their affiliates.

        The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

        All information contained in this Statement concerning any of the persons filing this Schedule 13E-3 (each, a "Filing Person") has been provided by such Filing Person and no other Filing Person, including the Issuer, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

        The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. Subject Company Information

Regulation M-A Item 1002

  (a)
  Name and Address. The information set forth in the Proxy Statement under the caption "THE PARTICIPANTS" is incorporated herein by reference

  (b)
  Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "QUESTIONS AND ANSWERS ABOUT THE MERGER"

      "THE SPECIAL MEETING—Record Date, Quorum and Voting Information"

  (c)
  Trading Market and Price. The information set forth in the Proxy Statement under the caption "COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION" is incorporated herein by reference.

  (d)
  Dividends. The information set forth in the Proxy Statement under the caption "COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION" is incorporated herein by reference.

  (e)
  Prior Public Offerings. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Prior Public Offerings" is incorporated herein by reference.

  (f)
  Prior Stock Purchases. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Common Stock Purchase Information" is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons

Regulation M-A Item 1003 (a) - (c)

  (a)
  Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "THE PARTICIPANTS"

      "INFORMATION REGARDING THE TRANSACTION PARTICIPANTS"

  (b)
  Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "THE PARTICIPANTS"

      "INFORMATION REGARDING THE TRANSACTION PARTICIPANTS"

  (c)
  Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption "INFORMATION REGARDING THE TRANSACTION PARTICIPANTS" is incorporated herein by reference.

Item 4. Terms of the Transaction

Regulation M-A Item 1004 Items (a) and (c) - (f)

  (a)
  (1)  Material Terms. Tender Offers. Not Applicable.

  (2)
  Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "QUESTIONS AND ANSWERS ABOUT THE MERGER"

      "THE SPECIAL MEETING"

      "SPECIAL FACTORS"

      "THE MERGER AGREEMENT"

      APPENDIX A—Agreement and Plan of Merger

  (c)
  Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "QUESTIONS AND ANSWERS ABOUT THE MERGER"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Purpose and Structure of the Merger"

      "SPECIAL FACTORS—Effects of the Merger"

      "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

      "SPECIAL FACTORS—Merger Financing"

      "THE MERGER AGREEMENT—Conversion of Common Stock"

      "THE MERGER AGREEMENT—Treatment of Options and Unvested Stock"

      APPENDIX A—Agreement and Plan of Merger

  (d)
  Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "THE SPECIAL MEETING—Record Date, Quorum and Voting Information"

      "SPECIAL FACTORS—Dissent Rights of Dissenting Specialty Stockholders"

      APPENDIX C—Chapter 13 of the California General Corporation Law

  (e)
  Provisions for Unaffiliated Security Holders. There have been no provisions in connection with the Merger or related transactions to grant unaffiliated security holders access to the corporate files of any Filing Persons or to obtain counsel or appraisal services at the expenses of such Filing Persons.

  (f)
  Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005 (a) - (c) and (e)

  (a)
  Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

      "SPECIAL FACTORS—Common Stock Purchase Information"

  (b)
  Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Effects of the Merger"

      "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

      "THE MERGER AGREEMENT"

      "THE VOTING AGREEMENT"

      "THE SUBSCRIPTION, MERGER AND EXCHANGE AGREEMENT"

      APPENDIX A—Agreement and Plan of Merger

      APPENDIX D—Voting Agreement

      APPENDIX E—Subscription, Merger and Exchange Agreement

  (c)
  Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "SPECIAL FACTORS—Background of the Merger"

  (e)
  Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "QUESTIONS AND ANSWERS ABOUT THE MERGER"

      "THE SPECIAL MEETING—Record Date, Quorum and Voting Information"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Effects of the Merger"

      "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

      "SPECIAL FACTORS—Merger Financing"

      "THE MERGER AGREEMENT"

      "THE VOTING AGREEMENT"

      "THE SUBSCRIPTION, MERGER AND EXCHANGE AGREEMENT"

      APPENDIX A—Agreement and Plan of Merger

      APPENDIX D—Voting Agreement

      APPENDIX E—Subscription, Merger and Exchange Agreement

Item 6. Purposes of the Transaction and Plans or Proposals

Regulation M-A Items 1006 (b) and (c)(1) - (8)

  (b)
  Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "THE SPECIAL MEETING"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Purpose and Structure of the Merger"

      "SPECIAL FACTORS—Effects of the Merger"

      "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

      "THE MERGER AGREEMENT—Conversion of Common Stock"

      "THE MERGER AGREEMENT—Treatment of Options and Unvested Stock"

      APPENDIX A—Agreement and Plan of Merger

  (c)
  (1) - (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "QUESTIONS AND ANSWERS ABOUT THE MERGER"

      "THE SPECIAL MEETING"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Purpose and Structure of the Merger"

      "SPECIAL FACTORS—Effects of the Merger"

      "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

      "SPECIAL FACTORS—Merger Financing"

      "THE MERGER AGREEMENT"

      "THE VOTING AGREEMENT"

      "THE SUBSCRIPTION, MERGER AND EXCHANGE AGREEMENT"

      APPENDIX A—Agreement and Plan of Merger

      APPENDIX D—Voting Agreement

      APPENDIX E—Subscription, Merger and Exchange Agreement

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

  (a)
  Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Purpose and Structure of the Merger"

  (b)
  Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

  (c)
  Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Opinion of the Financial Advisor to the Board"

      "SPECIAL FACTORS—Purpose and Structure of the Merger"

  (d)
  Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "QUESTIONS AND ANSWERS ABOUT THE MERGER"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Position of the AmeriPath Group as to the Fairness of the Merger"

      "SPECIAL FACTORS—Position of SFLP Group as to the Fairness of the Merger"

      "SPECIAL FACTORS—Purpose and Structure of the Merger"

      "SPECIAL FACTORS—Effects of the Merger"

      "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

      "SPECIAL FACTORS—Merger Financing"

      "SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences"

      "SPECIAL FACTORS—Fees and Expenses of the Merger"

      "THE MERGER AGREEMENT"

      APPENDIX A—Agreement and Plan of Merger

Item 8. Fairness of the Transaction

Regulation M-A Item 1014

  (a)
  Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "QUESTIONS AND ANSWERS ABOUT THE MERGER"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Opinion of the Financial Advisor to the Board"

      "SPECIAL FACTORS—Position of the AmeriPath Group as to the Fairness of the Merger"

      "SPECIAL FACTORS—Position of SFLP Group as to the Fairness of the Merger"

      APPENDIX B—Opinion of J.P. Morgan Securities Inc.

  (b)
  Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Opinion of the Financial Advisor to the Board"

      "SPECIAL FACTORS—Position of the AmeriPath Group as to the Fairness of the Merger"

      "SPECIAL FACTORS—Position of SFLP Group as to the Fairness of the Merger"

      APPENDIX B—Opinion of J.P. Morgan Securities Inc.

  (c)
  Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "QUESTIONS AND ANSWERS ABOUT THE MERGER"

      "THE SPECIAL MEETING—Record Date, Quorum and Voting Information"

      "THE MERGER AGREEMENT"

      "THE VOTING AGREEMENT"

      APPENDIX A—Agreement and Plan of Merger

      APPENDIX D—Voting Agreement

  (d)
  Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Opinion of the Financial Advisor to the Board"

      "SPECIAL FACTORS—Position of the AmeriPath Group as to the Fairness of the Merger"

      "SPECIAL FACTORS—Position of SFLP Group as to the Fairness of the Merger"

  (e)
  Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "QUESTIONS AND ANSWERS ABOUT THE MERGER"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  (f)
  Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

  (a)
  Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Opinion of the Financial Advisor to the Board"

      APPENDIX B—Opinion of J.P. Morgan Securities Inc.

  (b)
  Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Opinion of the Financial Advisor to the Board"

      APPENDIX B—Opinion of J.P. Morgan Securities Inc.

  (c)
  Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Issuer during its regular business hours by any interested holder of the Issuer's common stock or any representative who has been designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

  (a)
  Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Merger Financing"

      "SPECIAL FACTORS—Fees and Expenses of the Merger"

      "THE MERGER AGREEMENT"

      APPENDIX A—Agreement and Plan of Merger

  (b)
  Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "QUESTIONS AND ANSWERS ABOUT THE MERGER"

      "SPECIAL FACTORS—Merger Financing"

      "THE MERGER AGREEMENT"

      APPENDIX A—Agreement and Plan of Merger

  (c)
  Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "SPECIAL FACTORS—Merger Financing"

      "SPECIAL FACTORS—Fees and Expenses of the Merger"

      "THE MERGER AGREEMENT—Fees and Expenses; Termination Fee"

      APPENDIX A—Agreement and Plan of Merger

  (d)
  Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "SPECIAL FACTORS—Merger Financing"

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

  (a)
  Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

      "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT"

  (b)
  Securities Transactions. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS—Common Stock Purchase Information" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012 (d) and (e)

  (d)
  Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "THE SPECIAL MEETING—Record Date, Quorum and Voting Information"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Position of the AmeriPath Group as to the Fairness of the Merger"

      "SPECIAL FACTORS—Position of SFLP Group as to the Fairness of the Merger"

      "SPECIAL FACTORS—Purpose and Structure of the Merger"

      "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

      "THE VOTING AGREEMENT"

      APPENDIX D—Voting Agreement

  (e)
  Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "QUESTIONS AND ANSWERS ABOUT THE MERGER"

      "THE SPECIAL MEETING—General"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Position of the AmeriPath Group as to the Fairness of the Merger"

      "SPECIAL FACTORS—Position of SFLP Group as to the Fairness of the Merger"

      "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

Item 13. Financial Statements

Regulation MA Item 1010 (a) and (b)

  (a)
  Financial Statements. The financial statements of the Issuer included in the Annual Report on Form 10-K for the year ended December 31, 2004 and the Quarterly Report on Form 10-Q for the quarter ending September 30, 2005 are incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is also incorporated herein by reference:

      "SELECTED HISTORICAL FINANCIAL INFORMATION"

      "COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION"

      "WHERE STOCKHOLDERS CAN FIND MORE INFORMATION"

  (b)
  Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

  (a)
  Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "QUESTIONS AND ANSWERS ABOUT THE MERGER"

      "THE SPECIAL MEETING—Expenses of Proxy Solicitation"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

      "SPECIAL FACTORS—Fees and Expenses of the Merger"

  (b)
  Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

      "SUMMARY TERM SHEET"

      "QUESTIONS AND ANSWERS ABOUT THE MERGER"

      "THE SPECIAL MEETING—Expenses of Proxy Solicitation"

      "SPECIAL FACTORS—Background of the Merger"

      "SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger"

      "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

Item 15. Additional Information

Regulation M-A Item 1011 (b)

  (b)
  Other Material Information. The information set forth in the Proxy Statement and Appendices thereto is incorporated herein by reference in its entirety.

Item 16. Exhibits

Regulation M-A Item 1016(a) - (d), (f) and (g)

  (a)
  (1)  Letter to Stockholders of Specialty Laboratories, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.

  (a)
  (2)  Notice of Special Meeting of the Stockholders of Specialty Laboratories, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.

  (a)
  (3)  Preliminary Proxy Statement of Specialty Laboratories, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.

  (a)
  (4)  Form of Proxy Card, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.

  (a)
  (5)  Press release issued by Specialty Laboratories, Inc. dated September 30, 2005, incorporated herein by reference to the Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on September 30, 2005.

  (b)
  (1)  Commitment Letter dated September 29, 2005 by and among AmeriPath, Inc., Wachovia Bank, National Association, Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Deutsche Bank Trust Company Americas and UBS Loan Finance LLC.*

  (c)
  (1)  Opinion of J.P. Morgan Securities Inc. dated as of September 29, 2005, incorporated herein by reference to Appendix B to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.

  (c)
  (2)  Presentation of J.P. Morgan Securities Inc. to the Board of Directors of Specialty Laboratories, Inc. dated as of September 28, 2005.*

  (d)
  (1)  Agreement and Plan of Merger dated as of September 29, 2005 among AmeriPath Holdings, Inc., AmeriPath, Inc. Specialty Laboratories, Inc. and Silver Acquisition Corp., incorporated herein by reference to Appendix A to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.

  (d)
  (2)  Voting Agreement dated as of September 29, 2005 among AmeriPath Holdings, Inc., the continuing investors and certain affiliates of the continuing investors incorporated herein by reference to Appendix D to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.

  (d)
  (3)  Subscription, Merger and Exchange Agreement dated as of September 29, 2005 among AmeriPath Holdings, Inc., AmeriPath Group Holdings, Inc., Aqua Acquisition Corp., certain stockholders of AmeriPath Holdings, Inc. party thereto and certain stockholders of Specialty Laboratories, Inc. party thereto, incorporated herein by reference to Appendix E to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.

  (f)
  (1)   Chapter 13 of the California General Corporation Law, incorporated herein by reference to Appendix C to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.

  (g)
  (1)  None.

  (h)
  (1)  None.

  *
  Filed as an exhibit to the Schedule 13E-3 filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on November 4, 2005.

SIGNATURES

        After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPECIALTY LABORATORIES, INC.

By:	/s/ DAVID C. WEAVIL
	Name:	David C. Weavil
	Title:	Chief Executive Officer

AMERIPATH HOLDINGS, INC.

By:	/s/ DAVID L. REDMOND
	Name:	David L. Redmond
	Title:	Executive Vice President and Chief Financial Officer

AMERIPATH GROUP HOLDINGS, INC.

By:	/s/ DAVID L. REDMOND
	Name:	David L. Redmond
	Title:	Vice President

AMERIPATH, INC.

By:	/s/ DAVID L. REDMOND
	Name:	David L. Redmond
	Title:	Executive Vice President and Chief Financial Officer

WELSH, CARSON, ANDERSON & STOWE IX, L.P.

By:	WCAS IX Associates LLC, its General Partner

By:	/s/ D. SCOTT MACKESY
	Name:	D. Scott Mackesy
	Title:	Managing Member

WCAS IX ASSOCIATES LLC

By:	/s/ D. SCOTT MACKESY
	Name:	D. Scott Mackesy
	Title:	Managing Member

JAMES B. PETER, M.D.

/s/ JAMES B. PETER, M.D.

DEBORAH A. ESTES

/s/ DEBORAH A. ESTES

SPECIALTY FAMILY LIMITED PARTNERSHIP

By:	/s/ JAMES B. PETER, M.D.
	Name:	James B. Peter, M.D.
	Title:	Managing General Partner (as co-trustee of the Peter Family Revocable Trust)

By:	/s/ JOAN C. PETER
	Name:	Joan C. Peter
	Title:	General Partner (as co-trustee of the Peter Family Revocable Trust)

By:	/s/ DEBORAH A. ESTES
	Name:	Deborah A. Estes
	Title:	General Partner

EXHIBIT INDEX

(a)(1)	Letter to Stockholders of Specialty Laboratories, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.
(a)(2)
Notice of Special Meeting of the Stockholders of Specialty Laboratories, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.
(a)(3)
Preliminary Proxy Statement of Specialty Laboratories, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.
(a)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.
(a)(5)
Press release issued by Specialty Laboratories, Inc. dated September 30, 2005, incorporated herein by reference to the Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on September 30, 2005.
(b)(1)
Commitment Letter dated September 29, 2005 by and among AmeriPath, Inc., Wachovia Bank, National Association, Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Deutsche Bank Trust Company Americas and UBS Loan Finance LLC.*
(c)(1)
Opinion of J.P. Morgan Securities Inc. dated as of September 29, 2005, incorporated herein by reference to Appendix B to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.
(c)(2)	Presentation of J.P. Morgan Securities Inc. to the Board of Directors of Specialty Laboratories, Inc. dated as of September 28, 2005.*
(d)(1)
Agreement and Plan of Merger dated as of September 29, 2005 among AmeriPath Holdings, Inc., AmeriPath, Inc. Specialty Laboratories, Inc. and Silver Acquisition Corp., incorporated herein by reference to Appendix A to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.
(d)(2)
Voting Agreement dated as of September 29, 2005 among AmeriPath Holdings, Inc., the continuing investors and certain affiliates of the continuing investors incorporated herein by reference to Appendix D to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.
(d)(3)
Subscription, Merger and Exchange Agreement dated as of September 29, 2005 among AmeriPath Holdings, Inc., AmeriPath Group Holdings, Inc., Aqua Acquisition Corp., certain stockholders of AmeriPath Holdings, Inc. party thereto and certain stockholders of Specialty Laboratories, Inc. party thereto, incorporated herein by reference to Appendix E to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.

(f)(1)
Chapter 13 of the California General Corporation Law, incorporated herein by reference to Appendix C to the Proxy Statement on Schedule 14A filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on December 14, 2005.
(g)(1)	None.
(h)(1)	None.
*	Filed as an exhibit to the Schedule 13E-3 filed by Specialty Laboratories, Inc. with the Securities and Exchange Commission on November 4, 2005.

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SIGNATURES
EXHIBIT INDEX